EXHIBIT 99.1

PRESS RELEASE

Banro Provides Twangiza Gold Mine Update

–	Issues with No. 1 Ball Mill motor identified and plans to rectify are in place
–	Commercial production anticipated during Q3, 2012
–	Twangiza mine is cash-flow positive

Toronto, Canada – June 21, 2012 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") provides an operations update for its Twangiza gold mine in the Democratic Republic of the Congo (“DRC”) in advance of commercial production declaration, now anticipated for the third quarter of 2012.

Gold production declared from Twangiza to date has averaged approximately 60% of the rated capacity of the plant, primarily owing to the downtime of the No. 1 Ball Mill due solely to problems with the motor. The cause of this has been identified as excessive vibration on the motor resulting from an inadequate frame structure supporting the ball mill motor. The works will be carried out internally, and production will continue at below nameplate capacity through July, with the ramp up to full production being targeted a month later than expected.  Despite the delay in reaching commercial production, the Company remains self-funding with positive cash flow from the Twangiza mine.

 "Although the difficulties we have experienced with the mill motor have frustrated our scheduled ramp up to full production, I am confident that with the issue of the No. 1 Ball Mill now pinpointed and in the process of being rectified, we can achieve our targeted monthly production rate within the third quarter,” commented Simon Village, President and CEO.

"During the past six months' commissioning, the team has also worked through all aspects of becoming an integrated gold company and this has led to a number of material cost reductions, which will have an immediate impact on the bottom line. In addition to these improvements identified in the plant, and the recent move to owner operator mining, we are continuing to strengthen the technical and operational management. This has already led to the appointment of Colin Belshaw as the new VP Operations, and a number of further appointments will be formalized over the next month. I remain very pleased with our progress in making the transition to a low cost gold producer and with the advancement of the key value drivers to date across all areas of production, development and exploration and continue on the path to becoming the Premier African Gold Mining Company."

Qualified Person
Colin J.S. Belshaw, FIMMM, I.Eng., Vice President, Operations and a “qualified person” (as such term is defined in National Instrument 43-101), has reviewed and approved the technical information in this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.  Led by a proven management team with extensive gold and

African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt.  The initial focus of the Company is on oxides, which attract a lower technical and financial risk to the Company and will also maximize cash flows in order to develop the belt with minimal further dilution to shareholders.  All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:

Simon Village, CEO & President
Tel: +44 1959 575 039

Arnold T. Kondrat, Executive Vice-President
Tel: +1 (416) 366-2221

Naomi Nemeth, Investor Relations
Tel: +1 (416) 366-2221 Ext. 2802 or +1-800-714-7938
E: info@banro.com

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of gold production, cash flow and costs,  estimated project economics and the Company's development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources or mineral reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the Democratic Republic of the Congo; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2012 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.